Filed Pursuant to Rule 433

Registration No. 333-282949

December 3, 2024

Pricing term sheet dated December 3, 2024

to Preliminary Prospectus Supplement dated December 3, 2024

(the “Preliminary Prospectus Supplement”)

Coterra Energy Inc.

$1,500,000,000

5.40% Senior Notes due 2035

5.90% Senior Notes due 2055

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer	Coterra Energy Inc.
Distribution	SEC Registered
Interest Payment Dates	February 15 and August 15, commencing August 15, 2025
Expected Ratings (Moody’s / S&P / Fitch) *	Baa2 / BBB / BBB
Trade Date	December 3, 2024
Settlement Date**	December 17, 2024 (T+10)

	$750,000,000 5.40% Senior Notes due 2035	$750,000,000 5.90% Senior Notes due 2055
Title of Securities	5.40% Senior Notes due 2035 (the “2035 notes”)	5.90% Senior Notes due 2055 (the “2055 notes” and, together with the 2035 notes, the “notes”)
Principal Amount	$750,000,000	$750,000,000
Date of Maturity	February 15, 2035	February 15, 2055
Public Offering Price	99.537% of the principal amount	99.355% of the principal amount

	$750,000,000 5.40% Senior Notes due 2035	$750,000,000 5.90% Senior Notes due 2055
Coupon	5.40%	5.90%
Yield to Maturity	5.458%	5.945%
Reference Treasury Security	UST 4.250% due November 15, 2034	UST 4.250% due August 15, 2054
Reference Treasury Price / Yield	100-03 / 4.238%	97-04 / 4.425%
Spread to Benchmark Treasury	+122 bps	+152 bps
Make-Whole Redemption Provision	At any time prior to November 15, 2034 at a discount rate of U.S. Treasury plus 20 basis points	At any time prior to August 15, 2054 at a discount rate of U.S. Treasury plus 25 basis points
Par Redemption Provision	At any time on or after November 15, 2034	At any time on or after August 15, 2054
CUSIP / ISIN	127097AM5 / US127097AM58	127097AN3 / US127097AN32
Special Mandatory Redemption	If a Franklin Mountain Energy Termination Event occurs or if an Avant Termination Event occurs, then the issuer will be required to redeem the 2035 notes at a redemption price equal to 101% of the principal amount of the 2035 notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.	If both a Franklin Mountain Energy Termination Event and an Avant Termination Event occur, then the issuer will also be required to redeem the 2055 notes at a redemption price equal to 101% of the principal amount of the 2055 notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.

Joint Book-Running Managers

J.P. Morgan Securities LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

BofA Securities, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Senior Co-Managers	BOK Financial Securities, Inc. Capital One Securities, Inc. Comerica Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	The issuer expects delivery of the notes will be made against payment therefor on or about December 17, 2024, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). As of the date hereof, under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

This communication is intended for the sole use of the person to whom it is provided by the sender. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; PNC Capital Markets LLC toll free at 855-881-0697; and TD Securities (USA) LLC toll-free at 1-855-495-9846.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.